FORM 5

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check this box if no longer subject to Section 16. (Form 4 or Form 5 obligations may continue. *See* Instruction 1(b)).
___Form 3 Holdings Reported
___Form 4 Transactions Reported

1. Name and Address of Reporting Person* **GRIFFITH, ROBERT H., JR.** (Last) (First) (Middle) **500 Washington Street** (Street) **Columbus, IN 47201** (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol **Irwin Financial Corporation (IFC)**		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ____Director ____10% owner **X** Officer (give title below) ____Other (Specify below)
	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for (Month/Day/Year) **12/31/2002**	**TITLE** **PRESIDENT OF SUBSIDIARY**
		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ____Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price			
COMMON STOCK							**2,739** **(1) (2)**	D	
COMMON STOCK							**7,765** **(3)**	I	BY 401(K)

If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securi-ties Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner-ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses: **See continuation page(s) for footnotes**

/S/ ROBERT H. GRIFFITH, JR.   1/22/2003
_____   _____
**Signature of Reporting Person   Date

FORM 5 (continued)

GRIFFITH, ROBERT H., JR.   Irwin Financial Corporation (IFC)
500 Washington Street   12/31/2002
Columbus IN 47201

FOOTNOTES:

1. Between 2/15/02 and 12/31/02, the reporting person acquired 35 shares of Irwin Financial Corporation common stock under the Irwin Financial Corporation Employees' Stock Purchase Plan. The information in this report is as of 12/31/02. The Plan provides for the purchase of fractional shares. The number reported is the nearest whole number.

2. Between 2/15/02 and 12/31/02, the reporting person's spouse acquired 7 shares of Irwin Financial Corporation common stock under the Irwin Financial Corporation Dividend and Common Stock Purchase Plan. The information in this report is as of 12/31/02. The Plan provides for the purchase of fractional shares. The number reported is the nearest whole number.

3. Includes 115 additional shares acquired through participation in the Irwin Mortgage Corporation Retirement and Profit Share Plan (401(k)). Shares noted are as of 12/31/02. The number reported is the nearest whole number of shares.